MARIJUANA Company of America

www.marijuanacompanyofamerica.com

1340 West Valley Parkway Suite #205
Escondido, CA 92029
888-777-4362

MARIJUANA Company of America

OTC: MCOA

May 2019

Dear Shareholder:

The cannabis, hemp and CBD industry continues to grow year after year on an unprecedented scale—and we are proud to be part of it!

Here is an overview of some of the significant accomplishments we made over the past year and some highlights of the milestones we intend to reach in 2019.

CANNABIS

We recently announced an agreement to acquire a 20% ownership interest in Natural Plant Extract of California, Inc., and its wholly owned subsidiary, Northern Lights Distribution, LLC. As part of the deal, we have established a joint venture in California to operate a California cannabis delivery service named Viva Buds™. Natural Plant Extracts holds both state and city licenses for the manufacturing, distribution and retail delivery of cannabis products in the state of California. We believe this association will add to our bottom line and provide us with additional branding opportunity developments around the Viva Buds trade name and associated operations.

The recent addition of Eddie Manolos to our Board gives us the entrée to premium cannabis at prices that are highly competitive.

Please see our recent press releases at www.marijuanacompanyofamerica.com.

HEMP

The market for hemp and hemp-related products of all kinds is expanding quickly worldwide. Various industry analysts project significant increases in the size and vitality of the hemp market. For example, the Brightfield Group projects the hemp-CBD market could reach $22 billion by 2022.

As a result, we have significantly expanded our hemp research and growth business. Last year, we began two joint ventures with Global Hemp Group, Inc., the second of which is our working hemp farm in Oregon, which just completed a successful first harvest late in 2018. We are poised to now monetize the biomass from that harvest for the enhancement of shareholder value in 2019. But we are not stopping there. Our 2019 crop is ready to be planted, and given a longer growing season this year, we are expecting big things.

hempSMART CBD & the 2018 Farm Bill

hempSMART™ is very pleased that the US passed the 2018 Farm Bill. This law removes the "Schedule 1 drug" stigma from hemp and provides for the wide-scale growth and development of hemp in conjunction with the states and the US Department of Agriculture.

Our passion from the beginning has been focused on our hempSMART wellness products containing hemp-based cannabidiol, more commonly known as "CBD." We were ecstatic that the US Patent Office issued us a patent for our hempSMART Brain™ product early this year. Our hempSMART line now includes six popular products: hempSMART Brain, hempSMART Drops™, hempSMART Face™, hempSMART Pain™, hempSMART Pain Cream™, and hempSMART Pet Drops™. For more information, visit www.hempsmart.com.

We recently entered into a strategic partnership with MassRoots, Inc. (OTCQB: MSRT), and intend to leverage MassRoots' app-based technology solutions to reach mobile device users, further expanding our bottom line and, ultimately, the growth and maturation of the hempSMART brand.



Pain

GLOBAL EXPANSION

Our global sales program now has over 1,400 dedicated sales associates who all share our passion for hempSMART products, which provide natural wellness solutions contributing to health and well-being. We expect to grow our affiliate sales base in the coming year as we expand our hempSMART sales in the US, the UK and ultimately in other EU-affiliated states. Our recent launch for hempSMART in London was a big success! We intend to capitalize on this momentum to further expand hempSMART sales internationally. In combination with our associate sales program, our direct hempSMART sales through our website significantly contributed to our hempSMART sales growth.

FINANCIALS

In April 2019, we released strong year-end financial results for 2018, including an 840% year-over-year revenue growth. Total revenues of our hempSMART products were $252,135 for the year ended December 30, 2018, as compared to $26,830 from the prior year. Gross profit for 2018 increased to $170,885, a 68% gross margin, compared with a gross margin of $12,536 for 2017, a 47% gross margin. In addition, total assets increased by 70% from $1,129,958 in 2017 to $1,919,781 in 2018. We believe we are positioned for an exciting year ahead, driven by our well-planned and thoughtful expansion.

2019 and Beyond

As Marijuana Company of America (OTCQB: MCOA) embarks on 2019, we find ourselves with many new partners, joint venture relationships and a very powerful consortium of companies who share our strategic global vision.

Building a global network marketing company with organizations in dozens of countries is challenging, fun, educational and rewarding. We look forward to the future of this company as we roll out our global business plan.

We are at a crossroads, with legalization taking place in state after state and country after country. This will happen only once in the history of a country, and we are prepared to capture our piece of this opportunity.

I have been fortunate to enjoy a forty-year career in international sales and marketing. In my years of growing several successful affiliate-marketing companies, I have had the ability to help thousands of marketing partners grow their own businesses and prosper. My passion is to bring that proven model for success and to grow our company to the same levels of success and beyond.

We are pleased with how far we've come in 2018 and are excited and confident about what 2019 holds for us and our shareholders. As we continue growing our hempSMART products and industry partnerships, we invite you to follow our continued progress. You can easily keep track of our regulatory filings on www.sec.gov, and please do bookmark our homepage for news and related company events: www.marijuanacompanyofamerica.com. I would like to personally thank you for your continued commitment and look forward to sharing more exciting news with you in the not too distant future.

Best regards,

Don Steinberg
Founder, Chairman and CEO

SAFE HARBOR STATEMENT

This shareholder letter contains "forward-looking statements" that are not purely historical and may include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the development, costs and results of new business opportunities and words such as "anticipate", "seek", intend", "believe", "estimate", "expect", "project", "plan", or similar phrases may be deemed "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, the inherent uncertainties associated with new projects, the future U.S. and global economies, the impact of competition, and the Company's reliance on existing regulations regarding the use and development of cannabis-based products. These forward-looking statements are made as of the date of this shareholder letter, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this shareholder letter are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in our annual report on Form 10-K, our quarterly reports on Form 10-Q and other periodic reports filed from time to time with the Securities and Exchange Commission. For more information, please visit www.sec.gov.